Filed by Schlumberger N.V. (Schlumberger Limited)

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Schlumberger N.V. (Schlumberger Limited) (File No.: 1-4601)

Subject Company: Smith International, Inc. (File No: 1-8514

Preview: Where Smith Will Fit In the Post-Close Picture

June 18, 2010

At this point in the transitional phase of our merger with Schlumberger, we are able to form a clearer picture of the post-close organizational structure.

Since the agreement to merge was announced in February, teams of business and function representatives from Smith and Schlumberger have been developing recommendations for the smooth integration of Smith business groups into the Schlumberger organization. In so doing, the teams have considered Schlumberger’s global matrix structure, which combines technology-based organizations known as Groups, Segments and businesses with geographic organizations known as Areas and GeoMarkets.

Here’s where you will fit into the picture.

If you are part of Smith Bits or the Advanced Technologies Group:

•	your businesses will now be brought together into a single Segment known as Bits and Advanced Technologies (B&AT).

If you are with Drilling Tools & Remedial, Thomas Tools or Neyrfor:

•	your business will become the Drilling Tools & Remedial (DT&R) Segment.

If you are part of PathFinder:

•	your company will become the PathFinder (PF) Segment.

A new business called Total Pressure Management will be created, comprised of @Balance*, Rotating Control Devices and Optimal**, with the support of components of the pressure control and fluids engineering services of M-I SWACO. This business will form the core of our total pressure management offering. All other pressure control assets and technologies will remain within their current business units

The three new Segments along with the Total Pressure Management business will join the Drilling & Measurements (D&M) and Geoservices (GS) Segments within the Drilling Group, providing customers with a full complement of technologies and services for enhanced drilling optimization.

If you are part of M-I SWACO:

•

your business will become the M-I SWACO Segment, reporting to the Chief Operating Officer. Clearly, numerous synergies will exist between M-I SWACO and the Drilling and Reservoir Production Groups, and M-I SWACO management will work proactively with the Group presidents to realize the full potential of these relationships.

If you are with Wilson Distribution:

•

your business will stand outside of the Group structure. Wilson runs on a business model that is distinctly different from other Schlumberger and Smith businesses and Segments, and must be managed using a Return on Capital financial model rather than a Return on Sales model. As such, Wilson will report directly to the Chief Financial Officer, and its financial results will be reported separately to the investor community.

If you are with Smith Completions:

•	your team will be integrated into the Schlumberger Completions (CPL) Segment, which is part of the Reservoir Production Group.

If you are with Smith Lift:

•	you will now become part of the Schlumberger Artificial Lift (AL) Segment, also in the Reservoir Production Group.

If you are with one of the Smith production businesses:

•	your team of CTS (coiled tubing), E&P (cased hole wireline) or WCS (wireline control systems), which operate in the US and/or Canada only, will report into the North America organization.

“The entire integration planning process is centered on one guiding principle,” says John Yearwood. “It is clearly understood on both sides that Smith International is a highly successful company, and that the primary objective is to integrate our business units into the Schlumberger family with the least possible disruption to our continuing successful operations while maximizing future growth opportunities through synergistic offerings and Schlumberger’s global infrastructure.”

Smith businesses and Segments will have access to support from the GeoMarkets’ Quality, HR, HSE, Supply Chain, IT, Legal and Finance functions, all of which benefit from corporate-level executive direction coupled with strong worldwide management networks.

In the Schlumberger organization, Segments and business lines, which are defined by technical domain, are organized into management Groups, of which currently there are three: Drilling, Reservoir Characterization and Reservoir Production. These technology-based organizations are responsible for developing personnel, defining technology requirements and delivering services to customers. The Research organization and the Engineering, Manufacturing and Sustaining (EMS) organization are responsible for the ongoing development and delivery of technologies as identified and required by the Segments.

In addition, a total of 29 GeoMarkets, most of which represent several countries, are organized into six Areas. These geographic management structures are responsible for providing the most-efficient, lowest-cost functional infrastructure possible for operations.

The dynamic Schlumberger matrix organizational structure maximizes the company’s ability to adapt to the divergent and evolving business requirements across its various technical domains and geographic locations.

The transition planning teams will continue their work over the next few months, including adding more detail to this high-level business organization structure and identifying how the various functional groups will be organized. There will be further communications as additional decisions are made.

*	@Balance is a Smith company specializing in dynamic, integrated systems for the control of bottom hole pressure.
**	OPTIMAL is a Schlumberger Company organized under Schlumberger Integrated Project Management (IPM)

Forward-Looking Statements

The attached presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. The Company can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies and other risk factors that are discussed in Schlumberger’s and Smith’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

Schlumberger has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Schlumberger and Smith and other documents related to the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to the shareholders of Smith at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.slb.com. You may also read and copy any reports, statements and other information filed by Smith or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Each company’s directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Schlumberger’s directors and officers can be found in its proxy statement filed with the SEC on March 4, 2010 and information regarding Smith’s directors and officers can be found in its amendment to its annual report on Form 10-K filed with the SEC on April 30, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials when they become available.